EXHIBIT 77C

Columbia Seligman Premium Technology Growth Fund, Inc.

Results of Meeting of Stockholders

(UNAUDITED)

The 4th Annual Meeting of Stockholders of Columbia Seligman Premium Technology Growth Fund, Inc. (the Fund) was held on April 11, 2014. Stockholders voted in favor of each of the two proposals. The description of each proposal and number of shares voted are as follows:

Proposal 1

To elect three directors to the Fund’s Board of Directors to hold office until the 2017 Annual Meeting of Stockholders and William P. Carmichael to serve until the 2016 Annual Meeting of Stockholders and until their successors are elected and qualify:

Director	For	Withheld
William P. Carmichael	13,685,672	134,685
Patricia M. Flynn	13,688,929	131,428
Stephen R. Lewis, Jr.	13,672,947	147,410
Catherine James Paglia	13,693,532	126,825

Proposal 2

To ratify the selection of PricewaterhouseCoopers LLP as the Fund’s independent registered public accounting firm for 2014:

For	Against	Abstain
13,924,228	77,858	72,767